NOVAGOLD RESOURCES INC.

Third Quarter 2012
Interim Condensed Consolidated Financial Statements

August 31, 2012

(Unaudited)

2	NOVAGOLD Resources Inc.
Q3 2012

Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011	December 1, 2010
	$	$	$
Assets
Current assets
Cash and cash equivalents (note 7)	267,437	60,572	150,167
Trade and other receivables (note 8)	858	13,973	525
Deposits and prepaid amounts	606	1,637	1,702
Inventories	-	491	7,690
Assets held for sale – Rock Creek project (note 6)	19,982	-	-
	288,883	76,673	160,084
Non – current assets
Other receivables (note 8)	4,137	4,137	4,262
Property, plant and equipment (note 9)	368	1,610	1,607
Mineral properties (note 10)	510	510	27,366
Assets held for distribution to the shareholders (note 5)	-	31,034	-
Equity investment – Donlin Gold (note 3)	4,655	2,596	1,889
Equity investment – Galore Creek (note 4)	381,052	386,525	364,839
Investments (note 11)	2,683	4,525	5,683
Investment tax credits	3,221	3,221	3,271
Reclamation deposits	2,186	8,900	8,944
Total assets	687,695	519,731	577,945
Liabilities
Current liabilities
Trade and other payables	14,478	14,802	7,523
Liabilities directly associated with assets classified as held for sale – Rock Creek (note 6)	16,634	-	-
Current portion of decommissioning liabilities (note 14)	1,035	26,574	7,110
Current portion of other liabilities	-	-	12,245
Convertible notes (note 12)	69,621	-	-
Embedded derivative liability – convertible notes (note 12)	7,682	-	-
	109,450	41,376	26,878
Non – current liabilities
Convertible notes (note 12)	-	66,880	61,313
Embedded derivative liability – convertible notes (note 12)	-	58,660	90,465
Decommissioning liabilities (note 14)	-	2,602	2,326
Deferred liability	-	4,030	-
Derivative liability – warrants (note 13)	16,183	54,818	658,841
Promissory note (note 3)	66,270	65,979	63,034
Deferred income tax	2,401	6,887	16,752
Other liabilities	117	153	11,594
Total liabilities	194,421	301,385	931,203

Shareholders’ equity
Share capital (note 15)	1,518,153	1,288,917	1,117,870
Contributed surplus	7,935	8,629	8,629
Warrants (note 15)	391,574	440,221	-
Share-based payments (note 15)	51,876	38,013	31,453
Deficit	(1,529,289)	(1,618,839)	(1,512,662)
Accumulated other comprehensive income	53,025	61,405	1,452
Total equity	493,274	218,346	(353,258)
Total liabilities and equity	687,695	519,731	577,945
Nature of operations (note 1)
Commitments (notes 3, 4 and 17)

(See accompanying notes to condensed consolidated financial statements)

These consolidated financial statements are authorized for issue by the Board of Directors on October 9, 2012. They are signed on the Company’s behalf by:

/s/ Gregory A. Lang, Director	/s/ Anthony Walsh, Director
Approved by the Board of Directors

NOVAGOLD Resources Inc.	3
Q3 2012

Consolidated Statements of Comprehensive Income – Unaudited

	in thousands of Canadian dollars,
	except for per share and share amounts
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$

Decommissioning (recovery) expense (note 14)	(3,090)	20,572	764	20,572
Corporate development and communication	375	87	611	403
Foreign exchange (gain) loss	8,422	5,382	(10,188)	(21,464)
General and administrative	1,067	1,213	5,022	3,568
Mineral property expenses	93	4,912	1,737	7,373
Professional fees	721	1,525	2,884	3,386
Project care and maintenance	1,790	3,831	6,704	8,714
Salaries and severance	4,717	2,442	11,113	6,986
Salaries – share-based payments (note 15)	2,936	1,664	15,493	7,203
Share of losses – Donlin Gold (note 3)	5,020	6,590	13,319	16,772
Share of losses – Galore Creek (note 4)	9,513	7,578	17,865	30,198
Other gain	(179)	(25)	(230)	(129)
Operating loss	31,385	55,771	65,094	83,582

Finance income (note 19)	(168)	(601)	(1,339)	(1,316)
Finance expense (note 19)	3,994	4,035	11,614	11,319
Finance costs – net	3,826	3,434	10,275	10,003

Gain on sale of inventory	(1,216)	-	(1,216)	-
Gain on sale of land and equipment	-	(1,090)	-	(17,200)
Gain on derivative liability (note 13)	(5,321)	(1,582)	(37,560)	(36,572)
Gain on embedded derivative liability (note 12)	(4,844)	(9,356)	(50,043)	(32,461)
Gain on transfer of assets (note 5)	-	-	(71,641)	-
Inventory write down	-	6,933	-	6,933
Income (loss) for the period before income taxes	(23,830)	(54,110)	85,091	(14,285)
Income tax recovery	2,373	2,006	4,459	7,621
Income (loss) for the period	(21,457)	(52,104)	89,550	(6,664)

Other comprehensive income (loss)

Unrealized loss on available-for-sale investments (note 11)	(509)	(641)	(1,843)	(723)
Exchange gain (loss) on translating foreign subsidiaries	3,190	5,114	(6,565)	8,291
Income tax recovery	2	(99)	28	(59)
Other comprehensive income (loss) for the period	2,683	4,374	(8,380)	7,509

Total comprehensive income (loss) for the period	(18,774)	(47,730)	81,170	845
Income (loss) per share
Basic	(0.08)	(0.22)	0.33	(0.03)
Diluted	(0.08)	(0.22)	0.17	(0.03)
Basic weighted average number of shares (thousands)	279,715	238,577	269,553	234,906
Diluted weighted average number of shares (thousands)	279,715	238,577	302,125	234,906

(See accompanying notes to condensed consolidated financial statements)

4	NOVAGOLD Resources Inc.
Q3 2012

Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

	in thousands of Canadian dollars,
	except share amounts
	Share capital
							Accumulated
					Share -		other
			Contributed		based	Accumulated	comprehensive
	Shares	Amount	surplus	Warrants	payments	deficit	income	Total
	(thousands)	$	$	$	$	$	$	$

Balance, December 1, 2010	225,992	1,117,870	8,629	-	31,453	(1,512,662)	1,452	(353,258)
Loss for the period	-	-	-	-	-	(6,664)	-	(6,664)
Other comprehensive income	-	-	-	-	-	-	7,509	7,509
Issuance for acquisition of Copper Canyon	4,171	42,339						42,339
Exercise of warrants	8,785	123,756	-	-	-	-	-	123,756
Conversion of foreign currency warrants	-	-	-	441,969	-	-	-	441,969
Exercise of options	749	2,576	-	-	(2,165)	-	-	411
Share-based payments	-	-	-	-	5,665	-	-	5,665
Performance share unit (“PSU”) expense	-	-	-	-	1,476	-	-	1,476
Deferred share unit (“DSU”) grant	-	-	-	-	99	-	-	99
Balance, August 31, 2011	239,697	1,286,541	8,629	441,969	36,528	(1,519,326)	8,961	263,302
Shares held by a wholly- owned subsidiary	9	-	-	-	-	-	-	-
Balance, August 31, 2011	239,706	1,286,541	8,629	441,969	36,528	(1,519,326)	8,961	263,302

Balance, December 1, 2011	239,976	1,288,917	8,629	440,221	38,013	(1,618,839)	61,405	218,346
Return of capital on Plan of Arrangement	-	(144,858)	-	-	-	-	-	(144,858)
Net income for the period	-	-	-	-	-	89,550	-	89,550
Other comprehensive loss	-	-	-	-	-	-	(8,380)	(8,380)
Issued pursuant to financing	35,000	316,417	-	-	-	-	-	316,417
Exercise of options	515	213	-	-	(213)	-	-	-
Exercise of warrants	3,892	54,401	-	(48,647)	-	-	-	5,754
Issued for vested PSU	87	177	-	-	(316)	-	-	(139)
Issued for vested DSU	4	-	-	-	-	-	-	-
Excess value over fair value - performance share unit	-	-	(694)	-	-	-	-	(694)
Share-based payments	313	2,886	-	-	12,395	-	-	15,281
PSU expense	-	-	-	-	1,858	-	-	1,858
DSU grants	-	-	-	-	139	-	-	139
Balance, August 31, 2012	279,787	1,518,153	7,935	391,574	51,876	(1,529,289)	53,025	493,274
Shares held by a wholly- owned subsidiary	9	-	-	-	-	-	-	-
Balance, August 31, 2012	279,796	1,518,153	7,935	391,574	51,876	(1,529,289)	53,025	493,274

(See accompanying notes to condensed consolidated financial statements)

NOVAGOLD Resources Inc.	5
Q3 2012

Consolidated Statements of Cash Flows – Unaudited

	in thousands of Canadian dollars
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$
Cash flows used in operating activities
Net income (loss) for the period	(21,457)	(52,104)	89,550	(6,664)
Items not affecting cash
Depreciation	18	129	266	258
Decommissioning liabilities	(3,090)	20,572	764	20,572
Deferred income tax (recovery) expense	(2,348)	5,952	(4,459)	(59)
Finance costs	6,149	2,577	10,712	8,241
Foreign exchange (loss) gain	8,152	702	(10,529)	(24,842)
Share-based payments	2,936	1,664	15,493	7,203
Gain on assets distributed to the shareholders (note 5)	-	-	(71,641)	-
Gain on derivative liability	(5,321)	(1,582)	(37,560)	(36,572)
Gain on embedded derivative liability	(4,844)	(9,356)	(50,043)	(32,461)
Gain on sale of inventory	(1,216)	-	(1,216)	-
Gain on sale of land and equipment	-	(1,090)	-	(17,200)
Inventory write down	-	7,611	-	7,611
Share of losses – Donlin Gold (note 3)	5,020	6,590	13,319	16,772
Share of losses – Galore Creek (note 4)	9,513	7,578	17,865	30,198
Cash funding – Donlin Gold (note 3)	(5,485)	(6,239)	(15,513)	(17,889)
Cash funding – Galore Creek (note 4)	(7,527)	(7,880)	(12,392)	(7,880)
Net change in non-cash working capital
(Increase) decrease in trade and other receivables, deposits and prepaid amounts	702	1,274	(740)	822
Decrease in note receivable	-	-	10,057	-
Decrease in trade and other payables and current decommissioning liabilities	(3,457)	(3,825)	(12,269)	(2,795)
	(22,255)	(27,427)	(58,336)	(54,685)
Cash flows from financing activities
Cash transferred to NovaCopper (note 5)	-	-	(40,359)	-
Proceeds from issuance of common shares – net	-	-	316,417	411
Proceeds from warrant exercises – net	-	1,831	5,756	13,190
Payroll and withholding tax on issuance of PSU	-	-	(831)	-
Payment of note payable for acquisition of Ambler	-	(11,737)	-	(23,658)
	-	(9,906)	280,983	(10,057)
Cash flows from investing activities
Proceeds from sale of inventory	1,690	-	1,690	-
Proceeds from sale of land and equipment	-	6,963	-	6,963
Acquisition of property, plant and equipment	-	(238)	(571)	(3,530)
Increase in reclamation bonds	-	-	(13,625)	(66)
Purchase of marketable securities	-	-	-	(269)
Expenditures on mineral properties	-	(392)	-	(392)
Acquisition of Copper Canyon	-	-	-	(4,007)
	1,690	6,333	(12,506)	(1,301)
Effect of foreign exchange rate on cash and cash equivalents	(13,189)	5,580	(3,276)	252
Increase (decrease) in cash and cash equivalents during the period	(33,754)	(25,420)	206,865	(65,791)
Cash and cash equivalents – beginning of period	301,191	109,796	60,572	150,167
Cash and cash equivalents – end of period	267,437	84,376	267,437	84,376

Supplemental disclosure
Interest received	156	81	402	317
Interest paid	-	166	2,581	2,649

(See accompanying notes to condensed consolidated financial statements)

6	NOVAGOLD Resources Inc.
Q3 2012

Notes to Condensed Consolidated Financial Statements

1	Nature of operations

NOVAGOLD Resources Inc. (“NOVAGOLD” or “the Company”) was incorporated under the Companies Act (Nova Scotia) on December 5, 1984. NOVAGOLD is a precious metals company engaged in the exploration and development of mineral properties primarily in North America. The Company has a portfolio of mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Gold project in Alaska is held by a limited liability company owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership (“Galore Creek Partnership” or “the Partnership”) owned equally by wholly-owned subsidiaries of NOVAGOLD and Teck Resources Limited (“Teck”).

The Company is listed on the Toronto Stock Exchange and on the NYSE-MKT (formerly NYSE-AMEX) under the symbol “NG”. The Company’s head office is located at Suite 2300 – 200 Granville Street, Vancouver, BC, Canada V6C 1S4.

2	Basis of preparation and adoption of IFRS

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with previous Canadian generally accepted accounting principles (“Previous Canadian GAAP”). In 2010, the Handbook of the Canadian Institute of Chartered Accountants was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards for years beginning on or after January 1, 2011. Accordingly, the Company has prepared its consolidated interim financial statements effective as of October 9, 2012 in accordance with the current Canadian GAAP, which has adopted IFRS as if the accounting policies had always been in effect subject to certain transition elections. Note 20 discloses the impact of the transition to IFRS, including the nature and effect of significant changes in accounting policies from those disclosed in our consolidated annual financial statements for the year ended November 30, 2011.

The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements and the notes thereto for the year ended November 30, 2011, prepared in accordance with previous Canadian GAAP, and the Company’s interim consolidated financial statements for the quarter ended February 29, 2012, prepared in accordance with IFRS, current Canadian GAAP. The Company’s IFRS accounting policies were disclosed in Note 3 of the condensed interim consolidated financial statements for the period ended February 29, 2012.

Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with and using accounting policies in full compliance with the IFRS issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

NOVAGOLD Resources Inc.	7
Q3 2012

Notes to Condensed Consolidated Financial Statements

3	Equity investment - Donlin Gold

On December 1, 2007, together with Barrick Gold U.S. Inc., the Company formed a limited liability company (“Donlin Gold LLC”) to advance the Donlin Gold project in Alaska. Donlin Gold LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Gold LLC require the approval of both companies. As part of the Donlin Gold LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s expenditures of US$128.6 million at the Donlin Gold project from April 1, 2006 to November 30, 2007. Reimbursement has been partially made by the Company paying US$12.7 million of Barrick’s share of project costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of NOVAGOLD’s share of future mine production cash flow. The Company has recorded US$14.8 million in accrued interest since the inception of the promissory note. As of August 31, 2012, the Company recorded $66.3 million in promissory note with $2.6 million in interest expense related to this promissory note for the quarter. Interest on this long-term debt is expensed. Both parties are currently sharing all project costs on a 50/50 basis.

Under IAS 31, the Company determined that Donlin Gold LLC is a jointly controlled entity and consequently accounts for its investment Donlin Gold LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor's pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

For the nine months ended August 31, 2012, the Company and Barrick each contributed $15.5 million. The investment in Donlin Gold LLC is accounted for using the equity method as follows:

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Balance – beginning of period	2,596	1,889
Funding	15,513	22,044
Share of losses	(13,319)	(21,353)
Foreign exchange	(135)	16
Balance – end of period	4,655	2,596

The following amounts represent the Company’s 50% share of the assets, liabilities, and results of operations of Donlin Gold LLC:

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Cash, prepaid and other receivables	6,199	3,544
Property, plant and equipment	99,314	102,737
Accounts payables and accrued liabilities	(2,159)	(1,521)
Net assets	103,354	104,760

	in thousands of Canadian dollars
	Nine months ended	Nine months ended
	August 31, 2012	August 31, 2011
	$	$
Depreciation	126	75
Mineral property expenditures	13,193	16,709
Total expenses	13,319	16,784

The Company’s share of commitments contracted by Donlin Gold LLC at August 31, 2012 is $2.8 million.

8	NOVAGOLD Resources Inc.
Q3 2012

Notes to Condensed Consolidated Financial Statements

4	Equity investment – Galore Creek

The Galore Creek Partnership was formed with Teck in May 2007 to advance the Galore Creek project in British Columbia, Canada. Teck was able to earn a 50% interest in the Galore Creek project by making funding contributions to project development cost. The Galore Creek Partnership original funding arrangement was amended following the November 2007 decision to suspend construction activities at the project, and again in February 2009. Under the amended agreement, Teck was responsible for funding all costs for the Galore Creek project up to approximately $373.3 million, the funding was completed on June 2011. Since July 2011, the Company and Teck have equally funded all project costs.

For the nine months ended August 31, 2012, the Company and Teck each contributed $12.4 million. The Galore Creek Partnership is a jointly controlled entity under IAS 31 accounted for under the equity method of accounting as follows:

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Balance – beginning of period	386,525	364,839
Purchase of Copper Canyon	-	46,013
Funding	12,392	14,062
Share of losses	(17,865)	(38,389)
Balance – end of period	381,052	386,525

The following amounts represent the Company’s 50% share of the assets, liabilities, and results of operations of the Galore Creek Partnership:

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Cash, prepaid and other receivables	3,126	3,831
Property, plant and equipment, mineral properties, and reclamation bond	332,408	303,043
Accounts payables and accrued liabilities	(2,900)	(2,671)
Reclamation obligation long term and payable to related party	(9,007)	(9,079)
Net assets	323,627	295,124

	in thousands of Canadian dollars
	Nine months ended	Nine months ended
	August 31, 2012	August 31, 2011
	$	$
Amortization	4,860	4,860
Care & maintenance expenses	3,547	3,900
Mineral property expenditures	9,457	7,649
Impairment of power transmission rights	-	13,779
Total expenses	17,864	30,188

The Company’s share of commitments contracted by the Galore Creek Partnership’s operating entity, the Galore Creek Mining Corporation (“GCMC”), at August 31, 2012 is $0.1 million.

5	Assets held for distribution to the shareholders

On April 30, 2012, the Company completed a plan of arrangement under the Nova Scotia Companies Act pursuant to which it spun-out NovaCopper Inc. (“NovaCopper”), a wholly-owned subsidiary of the Company which held the Ambler assets, to the Company’s shareholders (the “Arrangement”). Under the Arrangement, each shareholder of the Company received one share of NovaCopper for every six shares held of the Company.

The Arrangement was approved by the Company’s Board of Directors and the favourable vote of NOVAGOLD’s securityholders at a special meeting of securityholders held on March 28, 2012.

NOVAGOLD Resources Inc.	9
Q3 2012

Notes to Condensed Consolidated Financial Statements

Upon completion of the Arrangement under IFRS, the Company recorded a non-taxable gain of $71.6 million on the spin-out of NovaCopper, as NOVAGOLD was required to recognize the fair value of the Ambler project’s net assets.

The fair value of the Ambler’s net assets transferred under the Arrangement pursuant to IFRS is summarized in the table below:

in thousands of Canadian dollars
April 30, 2012
$
Cash	40,359
Deposits and prepaids	765
Due from related party	715
Long term assets:
Plant and equipment	1,459
Mineral properties	103,030
Accounts payables and accrued liabilities	(1,470)
Fair value of the net assets distributed to shareholders	144,858

6	Assets held for sale and liabilities directly associated with assets classified as held for sale

On May 30, 2012, the Company signed a Purchase and Sale Agreement (the “Agreement”) to transfer the Rock Creek property in Nome, Alaska to Bering Straits Native Corporation (“BSNC”). Under the Agreement, the Company will transfer all Rock Creek assets, a minimum of US$14.0 million in reclamation bond for the remainder of the decommissioning obligation, and a one-time payment of US$250,000. As consideration, BSNC will provide a net profits interest which entitles the Company to receive 5% of all future net profits generated from ore extracted from the property. Prior to the transfer of the assets, the Company is required to complete phase one of the reclamation activities and satisfy a number of other conditions. The Company expects to complete phase one activities and satisfy the other conditions in the Agreement during fourth quarter 2012. After the transfer, BSNC will assume full responsibility and liability for the remainder of the reclamation plan and any future reclamation activities requested by regulatory authorities.

As a result of the Agreement, the Company has accounted for the Rock Creek project’s reclamation bond as an asset held for sale and the decommissioning liabilities (note 14), as liabilities directly related to assets classified as held for sale at August 31, 2012.

7	Cash and cash equivalents

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Cash at bank	267,437	60,572
Cash and cash equivalents	267,437	60,572

The Company’s cash is held with a large Canadian bank with an S&P rating of AA-. As of August 31, 2012, the Company had US$269.0 million in cash. Assuming that all variables remain constant, a 4% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of US$10.8 million in the Company’s net profit or loss.

10	NOVAGOLD Resources Inc.
Q3 2012

Notes to Condensed Consolidated Financial Statements

8	Trade and other receivables

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Trade receivables	670	637
Note receivable	17	13,319
Receivables from related parties (note 16)	4,308	4,154
	4,995	18,110
Current portion	670	13,939
Current portion: receivables from related parties (note 16)	188	34
Non-current portion: receivables	17	17
Non-current portion: receivables from related parties (a) (note 16)	4,120	4,120
	4,995	18,110

(a)	Funding used to secure reclamation bond held by the Galore Creek project.

9	Property, plant and equipment

	in thousands of Canadian dollars
			Office furniture	Leasehold
	Land	Equipment	and equipment	improvements	Vehicle	Total
Costs:	$	$	$	$	$	$
Balance as at December 1, 2010	1,265	-	1,520	575	79	3,439
Additions	-	1,424	161	53	-	1,638
Disposals	(1,078)	-	-	-	(79)	(1,157)
Cumulative translation adjustment	(59)	47	-	-	-	(12)
Balance as at November 30, 2011	128	1,471	1,681	628	-	3,908
Additions	-	469	7	-	88	564
Disposal of assets distributed to shareholders	-	(1,899)	(88)	-	(88)	(2,075)
Disposals	(3)	-	-	-	-	(3)
Cumulative translation adjustment	(4)	(41)	-	-	-	(45)
Balance as at August 31, 2012	121	-	1,600	628	-	2,349
			Office furniture	Leasehold
	Land	Equipment	and equipment	improvements	Vehicle	Total
Depreciation:	$	$	$	$	$	$
Balance as at December 1, 2010	-	-	(1,449)	(327)	(56)	(1,832)
Current period depreciation	-	(341)	(105)	(65)	-	(511)
Disposals	-	-	-	-	56	56
Cumulative translation adjustment	-	(11)	-	-	-	(11)
Balance as at November 30, 2011	-	(352)	(1,554)	(392)	-	(2,298)
Current period depreciation	-	(128)	(13)	(49)	-	(190)
Disposal of assets transferred on
Plan of Arrangement	-	478	26	-	-	504
Cumulative translation adjustment	-	2	1	-	-	3
Balance as at August 31, 2012	-	-	(1,540)	(441)	-	(1,981)

Net book value:
As at December 1, 2010	1,265	-	71	248	23	1,607
As at November 30, 2011	128	1,119	127	236	-	1,610
As at August 31, 2012	121	-	60	187	-	368

NOVAGOLD Resources Inc.	11
Q3 2012

Notes to Condensed Consolidated Financial Statements

10	Mineral properties

	in thousands of Canadian dollars
	Alaska, USA	Argentina
		Exploration and
	Exploration and	evaluation - San
	evaluation – Ambler	Roque	Total
	$	$	$
Balance as at December 1, 2010	27,252	114	27,366
Additions	4,076	396	4,472
Cumulative translation adjustment	(294)	-	(294)
Reclassification to asset held for distribution (note 5)	(31,034)	-	(31,034)
Balance as at November 30, 2011	-	510	510
Balance as at August 31, 2012	-	510	510

11	Investments

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Available-for-sale investments	2,683	4,525
Total investments	2,683	4,525

Investments classified as available-for-sale are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at August 31, 2012 was $4.6 million (2011: $4.6 million) and total unrealized holding loss for the nine months ended August 31, 2012 was $1.8 million (2011: loss of $0.8 million). The balance includes 3,125,000 shares in TintinaGold Resources Inc. (cost: $1.4 million; fair value at August 31, 2012: $0.8 million) and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $0.2 million; fair value at August 31, 2012: $0.3 million). Both companies have a director in common with NOVAGOLD.

12	Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating US$2.9 million ($3.5 million), for net proceeds of US$ 92.2 million ($93.2 million). Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate. The conversion rate and accordingly the number of shares issuable were adjusted as a result of the NovaCopper spin out which reduced the conversion rate from US$10.61 to US$9.656 per common share. A total of 9,838,442 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 (“Put option”), or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. As a result of the Put option, the Company may be required to repurchase all of the Notes within the next twelve months and thus the Company has classified the convertible debt and the related embedded derivative as current liabilities.

As the Notes are denominated in U.S. dollars, a currency different from the functional currency of the Company, an embedded derivative is recognized as a liability. The embedded derivative is recorded at fair value and re-measured each period with the movement being charged to net income. The Notes are classified as a liability, less the portion relating to the embedded derivative feature ($49.5 million). As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.7 million, characterized as the note discount, is being charged to interest expense and accreted to the liability over the term of the Notes.

12	NOVAGOLD Resources Inc.
Q3 2012

Notes to Condensed Consolidated Financial Statements

The fair value of the embedded derivative has been estimated using the Black-Scholes pricing model as it is considered as a Level 3 financial instrument in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each period are provided below.

	August 31, 2012	November 30, 2011
	$	$
Average risk-free interest rate	1.22%	1.10%
Expected life	2.67	3.42
Expected volatility	60.90%	78.43%
Expected dividends	Nil	Nil

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Beginning balance	66,880	61,313
Accretion expense of debt discount for the period	5,102	5,745
Foreign exchange revaluation	(2,361)	(178)
Convertible notes	69,621	66,880
Beginning balance	58,660	90,465
Gain on embedded derivative liability	(50,043)	(29,761)
Foreign exchange revaluation	(935)	(2,044)
Embedded derivative liability - convertible notes	7,682	58,660

13	Derivative liability – warrants

The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price denominated in U.S. dollars. The Company has determined that such warrants with an exercise price that is different from the entity’s functional currency are classified as a derivative liability based on the evaluation of the warrant’s settlement provisions, and carried at their fair value. Any changes in the fair value from period to period are recorded as a gain or loss in net income.

In January 2011, an agreement was entered into between the Company and the holder of 37.1 million warrants to amend the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. The expiry date remains unchanged at January 2013. The terms of the remaining 5.1 million warrants were unchanged. The conversion of the currency denomination on these warrants permanently crystallized the fair value of these warrants, for purposes of determining future transfers to share capital upon exercise of these warrants.

The fair value of the derivative for the warrants has been estimated using the Black-Scholes pricing model as it is considered as a Level 3 financial instrument in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each period are provided below.

	August 31, 2012	November 30, 2011
	$	$
Average risk-free interest rate	1.16%	1.01%
Expected life	0.39 years	1.15 years
Expected volatility	79.93%	59.38%
Expected dividends	Nil	Nil

NOVAGOLD Resources Inc.	13
Q3 2012

Notes to Condensed Consolidated Financial Statements

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Derivative balance – beginning of the period	54,818	658,841
Gain on derivative liability for the period	(37,560)	(28,529)
Foreign exchange revaluation	(1,075)	(485,983)
Conversion of warrants to equity	-	(89,511)
Derivative balance – end of the period	16,183	54,818

14	Decommissioning liabilities

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Beginning balance	29,176	9,192
Increases to existing provisions	764	20,268
Incurred during the period	(11,510)	(865)
Exchange differences	(761)	581
Reclassification to liabilities held for sale (note 6)	(16,634)	-
Total	1,035	29,176

Analysis of total provisions:

	in thousands of Canadian dollars
	August 31, 2012	November 30, 2011
	$	$
Non-current	-	2,602
Current	1,035	26,574
Total	1,035	29,176

The Company’s decommissioning liabilities consist of reclamation costs for Nome properties. The Nome properties were impaired in previous years, thus all changes to the decommissioning liabilities are recorded directly to net income.

15	Share capital

Authorized
          1,000,000,000 common shares, no par value
          10,000,000 preferred shares issuable in one or more series

(a) Share capital

In January 2012, the Company issued 313,675 shares to the outgoing and incoming CEOs as part of their employment agreements.

On February 7, 2012, the Company completed an equity financing and issued 35,000,000 common shares at US$9.50 per common share for gross proceeds of US$332.5 million. The net proceeds to the Company, after deducting underwriters’ fees and issuance expenses of $14.6 million, were $316.4 million.

(b) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost over the tranche’s vesting period over the respective vesting period for the stock options.

14	NOVAGOLD Resources Inc.
Q3 2012

Notes to Condensed Consolidated Financial Statements

During the three months ended February 29, 2012, the Company granted 2,557,150 (2011: 1,064,700) stock options at a weighted average fair value per option of $11.11 (2011: $14.53) and recognized share-based payments charge of $8.4 million (2011: $3.1 million) for options granted to directors, employees and consultants net of forfeitures in accordance with IFRS 2.

During the three months ended May 31, 2012, the Company granted 300,000 (2011: 170,000) stock options at a weighted average fair value per option of $4.54 (2011: $12.83) and recognized a share-based payments charge of $2.5 million (2011: $1.7 million) for options granted to directors, employees and consultants net of forfeitures in accordance with IFRS 2.

During the three months ended August 31, 2012, the Company granted 895,500 (2011: 10,000) stock options at a weighted average fair value per option of $7.34 (2011: $4.99) and recognized a share-based payments charge of $2.5 million (2011: $1.3 million) for options granted to directors, employees and consultants net of forfeitures in accordance with IFRS 2.

For the three months ended August 31, 2012, 306,296 options were exercised at a weighted average exercise price of $0.96, the weighted average closing price based for the corresponding exercises was $6.01. As of August 31, 2012, there were 2,474,525 non-vested options outstanding with a weighted average exercise price of $7.23; the non-vested stock option and PSU expense not yet recognized was $2.1 million (2011: $2.3 million); and this expense is expected to be recognized over the next two years.

The fair value of the stock options recognized in the period has been estimated using an option pricing model. Assumptions used in the pricing model for the period are as provided below.

	in thousands of Canadian dollars
	Three months	Three months
	ended	ended
	August 31, 2012	August 31, 2011
Weighted average share price	$6.02	$4.99
Average risk-free interest rate	1.01% - 1.08%	1.27%
Weighted average exercise price	$6.02	$4.99
Expected life	3.0 years	3.5 years
Expected volatility	54.99% - 55.25%	81%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term.

(c) Warrants

During the three months ended February 29, 2012, 2,491,600 share purchase warrants were exercised for total proceeds of $3.7 million. In the three months ended May 31, 2012, 1,400,000 share purchase warrants were exercised for total proceeds of $2.1 million.

A summary of the Company’s share purchase warrants outstanding at August 31, 2012 is presented below:

			Weighted average
	Warrants outstanding	Weighted average	remaining
	and exercisable	exercise price	contractual life
Prices	(thousands)	$	(years)
US$ 1.50	5,192	1.53	0.64
$1.48	31,337	1.48	0.64
	36,529	1.49	0.64

NOVAGOLD Resources Inc.	15
Q3 2012

Notes to Condensed Consolidated Financial Statements

(d) Performance share units

The Company has a Performance Share Unit (“PSU”) plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive that number of common shares of the Company at the end of a specified period set by the Compensation Committee to be determined by the achievement of certain performance and vesting criteria. The performance criteria are based on the Company’s performance relative to a representative group of other mining companies and the TSX index. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the shares that may be issued vary between 0% and 150% of the number of PSUs granted, and is reduced by the amounts for recipients no longer at the Company on vesting date.

For the three months ended August 31, 2012, the Company recognized a share-based payment charge against income of $0.8 million (2011: $0.5 million) for PSUs granted to employees.

(e) Deferred share units

The Company has a deferred share unit (“DSU”) plan that provides for the issuance of DSUs in amounts ranging from 50% to 100% of directors’ annual retainers at the election of the directors. Each DSU entitles the directors to receive one common share of the Company when they retire from their position.

For the three months ended August 31, 2012, the Company recognized a share-based payment charge against income of $0.03 million (2011: $0.02 million) for the DSUs granted to directors during the period.

16	Related party transactions

Services rendered

During the nine months ended August 31, 2012, the Company provided exploration and management services to the following companies: $12,000 (2011: $13,000) to Alexco, a company having two common directors; $7,000 (2011: $12,000) to TintinaGold, a company having one director in common; US$155,000 (2011: US$500,000) to Donlin Gold LLC; $667,000 (2011: Nil) to NovaCopper, a company having common directors; and office rental and services totaling $587,000 (2011: $618,000) to GCMC. At August 31, 2012, the Company had $4.3 million in receivables from related parties of which $4.1 million are non-current receivables from GCMC (note 8).

Key management compensation

Key management includes the executive officers of the Company which includes the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below:

	in thousands of Canadian dollars
	Nine months	Nine months
	ended	ended
	August 31, 2012	August 31, 2011
	$	$
Salaries and other short term employee benefits	2,367	1,910
Share-based payment	6,845	3,484
Total	9,212	5,394

16	NOVAGOLD Resources Inc.
Q3 2012

Notes to Condensed Consolidated Financial Statements

17	Commitments

Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at August 31, 2012 are approximately as follows.

in thousands of Canadian dollars
August 31, 2012
$
2012	183
2013	664
2014	709
2015	795
2016	912
Thereafter	735

The Company has a non-cancellable sublease for an office location and the future minimum sublease payments expected to be received as at August 31, 2012 are approximately as follows:

in thousands of Canadian dollars
August 31, 2012
$
2012	86
2013	261
2014	270
2015	270
2016	270
Thereafter	180

18	Segmented information

The Company has one operating segment in exploration and development of mineral properties. The Chief Executive Officer considers the business from a geographic perspective for the performance of our business units. Segment information is provided on each of the material projects individually in notes 3, 4 and 5.

19	Net finance costs

	in thousands of Canadian dollars
	Nine months	Nine months
	ended	ended
	August 31, 2012	August 31, 2011
	$	$
Interest received from bank account	(437)	(329)
Accretion income from note receivable	(902)	(987)
	(1,339)	(1,316)
Interest on notes receivable	-	956
Interest on promissory note (note 3)	2,583	2,383
Interest on convertible debt (note 12)	9,031	7,980
	11,614	11,319
Total	10,275	10,003

NOVAGOLD Resources Inc.	17
Q3 2012

Notes to Condensed Consolidated Financial Statements

20	Transition to International Financial Reporting Standards

These are the Company’s third interim consolidated financial statements prepared in accordance with IFRS. The IFRS accounting policies are presented in note 3 in the interim consolidated financial statements for the period ended February 29, 2012. The IFRS accounting policies have been applied in preparing the financial statements for the period ended August 31, 2012 and the comparative information.

The Company has applied IFRS 1 First-time Adoption of International Financial Reporting Standards in preparing these first IFRS condensed consolidated financial statements.

(a) First-time adoption exemptions applied

IFRS 1, which governs the first time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening balance sheet at the Company’s transition date, and allows certain exemptions on the transition to IFRS. The elections we have elected to apply and are considered significant to the Company include:

º      Foreign currency: IFRS 1 allows the Company to exempt themselves from the retrospective application of IAS 21 The Effects of Changes in Foreign Exchange Rates. Cumulative translation differences that existed at the date of transition are recorded to opening retained earnings.

º      Deemed cost: IFRS 1 allows the Company to individually measure items of property, plant and equipment, land, and mineral properties at fair value at transition or an event-driven valuation under prior GAAP. The Company has elected to apply this exemption to its Rock Creek property, as under the previous Canadian GAAP the value has previously been impaired.

º      Share-based payment transactions: IFRS 1 allows the Company to exempt themselves from the retrospective application of IFRS 2 for all options vested at the transition date. Adjustments were made for all options unvested at transition to comply with the requirements of IFRS 2.

(b) Reconciliations of shareholders’ equity

Reconciliations between the previous Canadian GAAP and IFRS Consolidated Balance Sheet at December 1, 2010, August 31, 2011 and November 30, 2011 are provided below:

	in thousands of Canadian dollars
		December 1, 2010	August 31, 2011	November 30, 2011
	Note	$	$	$
Total shareholders’ equity under previous Canadian GAAP		611,214	553,426	510,780
Galore Creek Partnership	(i)	(198,666)	(184,461)	(172,217)
Derivative liability - warrants	(ii)	(658,841)	(44,868)	(54,819)
Convertible notes	(iii)	(89,896)	(53,186)	(58,138)
Future income tax	(iv)	(16,752)	(6,096)	(6,952)
Changes related to functional currency	(v)	(317)	(1,513)	(310)
Total shareholders’ equity under IFRS		(353,258)	263,302	218,344

Notes to the reconciliations of equity at December 1, 2010, August 31, 2011 and November 30, 2011

i. Galore Creek Partnership

Under previous Canadian GAAP, the Company’s 50% interest in the Galore Creek Partnership was accounted for as a Variable Interest Entity in which the Company was the primary beneficiary resulting in consolidation of Galore Creek. Under IFRS, it has been determined that the Galore Creek Partnership is a jointly controlled entity and is accounted for under the equity method in accordance with the Company’s policy. The Company has adjusted, through opening deficit, the difference in accounting as if the Partnership was accounted for under the equity method since its formation in 2007.

18	NOVAGOLD Resources Inc.
Q3 2012

Notes to Condensed Consolidated Financial Statements

At December 1, 2010, total assets decreased by $221.4 million, liabilities decreased by $24.1 million, and equity decreased by $198.7 million as a result of the change in method of accounting. The impact to opening deficit was $98.6 million on transition date. The significant changes to the presentation of the balance sheet are a reduction in property, plant and equipment of $346.4 million, a reduction in mineral properties of $238.9 million, and the recognition of an equity investment in Galore Creek of $364.8 million as at December 1, 2010.

At August 31, 2011, as a result of Galore Creek being accounted for under the equity method, total assets decreased by $199.8 million, liabilities decreased by $44.6 million, and equity decreased by $155.1 million from the amounts previously disclosed under previous Canadian GAAP. For the period ended August 31, 2011, an equity loss of $31.2 million was recognized for Galore Creek. Due to the change in accounting, exploration and development, project care and maintenance, and general and administrative expenses decreased by $23.1 million for the same period. An asset impairment of $52.7 million, as well as a corresponding impact to deferred income tax recovery of $7.2 million was reversed relating to the impairment of the Galore Creek power transmission rights.

At November 30, 2011, total assets decreased by $191.2 million, liabilities decreased by $19.0 million, and equity decreased by $172.2 million. For the year ended November 30, 2011, an equity loss of $38.4 million was recognized for Galore Creek. Due to the change in accounting, exploration and development, project care and maintenance, and general and administrative expenses decreased by $38.4 million for the same period. An asset impairment of $61.0 million, as well as a corresponding impact to deferred income tax recovery of $7.3 million, was reversed relating to the impairment of the Galore Creek power transmission rights and equipment recognized under Canadian GAAP.

The loss for the year attributable to non-controlling interest of $37.1 million under previous Canadian GAAP was also removed.

ii. Derivative liability – warrants

The Company has outstanding warrants which are denominated in U.S. dollars. Under the previous Canadian GAAP, the Company’s outstanding warrants were accounted for as an equity instrument at a historical value determined at the time of issuance. Under IFRS, as the warrants are denominated in a currency other than the functional currency of the Company, the warrants are a derivative liability, recorded at fair value and marked-to-market through the statement of loss.

At December 1, 2010, a derivative liability of $658.8 million was recognized under IFRS with an increase to opening deficit on transition of $666.7 million. Share capital increased by $36.4 million to account for previously exercised warrants prior to transition, and warrants decreased by $28.5 million upon the recognition of the liability.

As discussed in note 13, during the first quarter of 2011, 37.1 million warrants were amended to change the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. At the transaction date, the fair value of the warrants converted of $463.0 million was transferred from the derivative liability to equity.

At August 31, 2011, the derivative liability under IFRS was $44.9 million. The change from previous Canadian GAAP to IFRS resulted in an increase to share capital of $141.9 million and an increase to warrants (equity) of $418.6 million. For the nine months ended August 31, 2011, a gain on derivative liability of $36.6 million and a foreign exchange gain of $24.9 million were recognized under IFRS.

At November 30, 2011, the derivative liability was $54.8 million, and the change resulted in an increase to share capital of $143.6 million and an increase to warrants (equity) of $416.9 million. For the year ended November 30, 2011, a gain on derivative liability of $28.5 million and a foreign exchange gain of $23.0 million were recognized.

NOVAGOLD Resources Inc.	19
Q3 2012

Notes to Condensed Consolidated Financial Statements

iii. Convertible notes

The Company has convertible notes outstanding which are denominated in U.S. dollars. As the Company’s functional currency is Canadian dollars, under IFRS, the convertible notes host an embedded derivative liability which is recorded at fair value each period with changes recognized through the statement of loss. Under previous Canadian GAAP, the instrument was accounted for as a compound instrument with equity and liability components.

On transition, the impact to opening deficit was an increase of $46.5 million along with the recognition of the embedded derivative liability of $90.5 million, a reduction to the liability component of $0.6 million, and a reduction to the equity component of $43.4 million.

At August 31, 2011, the embedded derivative liability was $53.7 million, the liability component decreased by $0.5 million and the equity component of $43.4 million was removed. For the nine months ended August 31, 2011, a gain on the embedded derivative of $32.5 million and a gain on foreign exchange of $4.3 million were recognized under IFRS.

At November 30, 2011, the embedded derivative liability was $58.7 million, the liability component decreased by $0.5 million, and the equity component of $43.4 million was removed. For the year ended November 30, 2011, a gain on the embedded derivative of $29.8 million and a gain on foreign exchange of $2.0 million were recognized under IFRS.

iv. Deferred income tax

Under previous Canadian GAAP, the Company recognized a future income tax liability on asset acquisitions where the accounting basis was greater than the tax basis. Under IFRS, the initial recognition exemption does not allow for the recognition of a deferred income tax liability on asset acquisitions.

In the second quarter of 2011, the Company acquired Copper Canyon Resources which resulted in the recognition of a future income tax liability under previous Canadian GAAP. Under IFRS, the deferred income tax liabilities and the corresponding asset of $14.4 million were eliminated in the period ended November 30, 2011.

As discussed above under (i), the Galore Creek Partnership is accounted for as an equity investment under IFRS. Previously, under previous Canadian GAAP, the Partnership was accounted for using the inside basis method of accounting for deferred income tax. Under IFRS, as an equity investment, the Partnership is accounted for under the outside basis method.

Under IFRS, deferred income tax liabilities of $16.8 million, $6.1 million, and $6.9 million were recognized for the Galore Creek Partnership as at December 1, 2010, August 31, 2011 and November 30, 2011, respectively. For the three months ended August 31, 2011, a deferred income tax recovery of $1.9 million was recognized. And for the nine months ended August 31, 2011, a deferred income tax recovery of $7.6 million was recognized and for the year ended November 30, 2011, a deferred income tax recovery of $9.8 million was recognized.

v. Changes in functional currency

Under previous Canadian GAAP, subsidiaries that were not self-sustaining were translated under the temporal method. Under IFRS, it was determined that the Company had several entities with a U.S. dollar functional currency. As a result of the change in functional currency, the impact to equity was $0.3 million, $1.5 million and $0.3 million at December 1, 2010, August 31, 2011 and November 30, 2011, respectively.

vi. Flow-through shares

Under previous Canadian GAAP, the future income tax expense for the losses renounced to investors and the premium received on the equity offering of flow-through shares is recorded to share capital. Under IFRS, the deferred income tax expense and premium are recognized through the statement of loss. At December 1, 2010, a reclassification of $4.2 million was recognized increasing share capital and decreasing opening retained earnings for historical flow-through share offerings.

20	NOVAGOLD Resources Inc.
Q3 2012

Notes to Condensed Consolidated Financial Statements

vii. Share-based payments

Under IFRS, the Company’s recognition of share-based payments has been accounted for under the graded vesting method. At transition, there is no impact to equity. For the three months and nine months ended August 31, 2011 and for the year ended November 30, 2011, share-based payments expense increased by $0.4 million, $0.9 million and $ 1.2 million, respectively.

(c) Reconciliation of total comprehensive income

Reconciliation between the previous Canadian GAAP and IFRS total comprehensive income for the three months and nine months periods ended August 31, 2011 and year ended November 30, 2011 are provided below.

	in thousands of Canadian dollars
		Three months	Nine months	Year ended
	Note	ended	ended	November 30,
	(note 20b)	August 31, 2011	August 31, 2011	2011
		$	$	$
Comprehensive loss under previous Canadian GAAP		63,205	141,164	191,779
Loss (income) adjustments
Galore Creek Partnership	(i)	(4,295)	(38,364)	(53,685)
Derivative liability - warrants	(ii)	(1,062)	(61,437)	(51,487)
Convertible notes	(iii)	(8,722)	(36,710)	(31,758)
Deferred income tax	(iv)	(1,895)	(7,550)	(9,800)
Changes in functional currency	(v)	5,244	9,487	61,478
Share-based payments	(vi)	369	856	1,179
Comprehensive loss (income) adjustments
Changes related to functional currency	(v)	(5,114)	(8,291)	(61,485)
Comprehensive loss (income) under IFRS		47,730	(845)	46,221

(d) Statement of cash flows

The transition to IFRS did not have a material impact on the Company’s net cash flows except for the presentation of its joint venture of GCMC which was deconsolidated under IFRS thus reducing the overall cash position by GCMC’s cash balance at the year ending November 30, 2011 and year beginning December 1, 2010.

NOVAGOLD Resources Inc.	21
Q3 2012